MORGAN STANLEY & CO. LLC	MERRILL LYNCH, PIERCE, FENNER &
1585 Broadway	SMITH INCORPORATED
New York, New York 10036	One Bryant Park
New York, New York 10036

January 15, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Gowetski, Senior Counsel
Ms. Kristi Marrone, Staff Accountant
Mr. Daniel Gordon, Accounting Branch Chief
Ms. Folake Ayoola, Attorney Advisor

	Re:	CyrusOne Inc.
Registration Statement on Form S-11
File No. 333-183132
Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of 16,500,000 shares of common stock of CyrusOne Inc. (the “Company”), we hereby join the Company’s request to accelerate the date of the above-referenced Registration Statement, as then amended, effective as of 3 p.m. (Washington, D.C. time) on January 17, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus, dated January 8, 2013, through the date hereof: approximately 4,670 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

MORGAN STANLEY & CO. LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As representatives of the several underwriters

By MORGAN STANLEY & CO. LLC

By:	/s/ Tom Boyle
Authorized Representative
Tom Boyle
Vice President

By MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Authorized Representative
MICHELE A. H. ALLONG AUTHORIZED SIGNATORY